UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)1

Immersion Corporation

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

452521107

(CUSIP Number)

May 29, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 452521107

1	NAME OF REPORTING PERSON VIEX Opportunities Fund, LP - Series One*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,235,371**
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,235,371**

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,235,371**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.9%**
12	TYPE OF REPORTING PERSON PN

*	The Series One is part of a series of VIEX Opportunities Fund, LP, a series limited partnership
**	Includes 62,800 Shares underlying call options currently exercisable.

CUSIP NO. 452521107

1	NAME OF REPORTING PERSON VIEX Special Opportunities Fund II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 2,011,869*
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 2,011,869*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,011,869*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4%*
12	TYPE OF REPORTING PERSON PN

*	Includes 608,100 Shares underlying call options currently exercisable.

CUSIP NO. 452521107

1	NAME OF REPORTING PERSON VIEX GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,235,371*
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,235,371*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,235,371*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.9%*
12	TYPE OF REPORTING PERSON OO

*	Includes 62,800 Shares underlying call options currently exercisable.

CUSIP NO. 452521107

1	NAME OF REPORTING PERSON VIEX Special Opportunities GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 2,011,869*
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 2,011,869*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,011,869*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4%*
12	TYPE OF REPORTING PERSON OO

*	Includes 608,100 Shares underlying call options currently exercisable.

CUSIP NO. 452521107

1	NAME OF REPORTING PERSON VIEX Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 3,247,240*
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 3,247,240*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,247,240*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.3%*
12	TYPE OF REPORTING PERSON IA

*	Includes 670,900 Shares underlying call options currently exercisable.

CUSIP NO. 452521107

1	NAME OF REPORTING PERSON Eric Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 3,247,240*
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 3,247,240*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,247,240*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.3%*
12	TYPE OF REPORTING PERSON IN

*	Includes 670,900 Shares underlying call options currently exercisable.

Item 1(a).	Name of Issuer:

Immersion Corporation, a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

50 Rio Robles, San Jose, California 95134

Item 2(a).	Name of Person Filing:

This Schedule 13G is being jointly filed by

VIEX Opportunities Fund, LP – Series One (“Series One”), a series of VIEX Opportunities Fund, LP, a Delaware series limited partnership, VIEX Special Opportunities Fund II, LP (“VSO II”), a Delaware limited partnership, VIEX GP, LLC (“VIEX GP”), a Delaware limited liability company, VIEX Special Opportunities GP II, LLC (“VSO GP II”), a Delaware limited liability company, VIEX Capital Advisors, LLC (“VIEX Capital”), a Delaware limited liability company, and Eric Singer, a citizen of the United States of America. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

VIEX GP is the general partner of Series One. VSO GP II is the general partner of VSO II. VIEX Capital is the investment manager to Series One and VSO II. Mr. Singer is the managing member of each of VIEX GP, VSO GP II and VIEX Capital. By virtue of these relationships, each of VIEX GP, VSO GP II, VIEX Capital and Mr. Singer may be deemed to beneficially own the securities beneficially owned by Series One and/or VSO II.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business office of each of the Reporting Persons is 825 Third Avenue, 33rd Floor, New York, New York 10022.

Item 2(c).	Citizenship:

Each of Series One, VSO II, VIEX GP, VSO GP II and VIEX Capital is organized under the laws of Delaware. Mr. Singer is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 value (the “Shares”)

Item 2(e).	CUSIP Number:

452521107

Item 3.	If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	☒	Not Applicable

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).*

(f)	☐	Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).**

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

All ownership information reported in this Item 4 is as of the close of business on May 29, 2019.

Series One

(a)	Amount beneficially owned:

Series One directly beneficially owns 1,235,371 Shares.

(b)	Percent of class:

3.9% (based upon 31,553,719 Shares outstanding, which is the total number of Shares outstanding as of May 1, 2019 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2019).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

1,235,371 Shares*

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

1,235,371 Shares*

*	Includes 62,800 Shares underlying call options currently exercisable.

VSO II

(a)	Amount beneficially owned:

VSO II directly beneficially owns 2,011,869 Shares.

(b)	Percent of class:

6.4% (based upon 31,553,719 Shares outstanding, which is the total number of Shares outstanding as of May 1, 2019 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2019).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

2,011,869 Shares*

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

2,011,869 Shares*

*	Includes 608,100 Shares underlying call options currently exercisable.

VIEX GP

(a)	Amount beneficially owned:

VIEX GP, as the general partner of Series One, may be deemed the beneficial owner of the 1,235,371 Shares that may be deemed to be beneficially owned by Series One.

(b)	Percent of class:

3.9% (based upon 31,553,719 Shares outstanding, which is the total number of Shares outstanding as of May 1, 2019 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2019).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

1,235,371 Shares*

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

1,235,371 Shares*

*	Includes 62,800 Shares underlying call options currently exercisable.

VSO GP II

(a)	Amount beneficially owned:

VSO GP II, as the general partner of VSO II, may be deemed the beneficial owner of the 2,011,869 Shares that may be deemed to be beneficially owned by VSO II.

(b)	Percent of class:

6.4% (based upon 31,553,719 Shares outstanding, which is the total number of Shares outstanding as of May 1, 2019 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2019).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

2,011,869 Shares*

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

2,011,869 Shares*

*	Includes 608,100 Shares underlying call options currently exercisable.

VIEX Capital

(a)	Amount beneficially owned:

VIEX Capital, as the investment manager of each of Series One and VSO II, may be deemed the beneficial owner of the (i) 1,235,371 Shares that may be deemed to be beneficially owned by Series One and the (ii) 2,011,869 Shares that may be deemed to be beneficially owned by VSO II.

(b)	Percent of class:

10.3% (based upon 31,553,719 Shares outstanding, which is the total number of Shares outstanding as of May 1, 2019 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2019).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

3,247,240*

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

3,247,240

*	Includes 670,900 Shares underlying call options currently exercisable.

Mr. Singer

(a)	Amount beneficially owned:

Mr. Singer, as the managing member of VIEX GP, VSO GP II and VIEX Capital, may be deemed the beneficial owner of the (i) 1,235,371 Shares that may be deemed to be beneficially owned by Series One and the (ii) 2,011,869 Shares that may be deemed to be beneficially owned by VSO II.

(b)	Percent of class:

10.3% (based upon 31,553,719 Shares outstanding, which is the total number of Shares outstanding as of May 1, 2019 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2019).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

3,247,240

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

3,247,240

*	Includes 670,900 Shares underlying call options currently exercisable.

The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that are not directly owned by such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 30, 2019	VIEX Opportunities Fund, LP – Series One

	By:	VIEX GP, LLC General Partner

	By:	/s/ Eric Singer
		Name:	Eric Singer
		Title:	Managing Member

VIEX Special Opportunities Fund II, LP

	By:	VIEX Special Opportunities II GP, LLC General Partner

	By:	/s/ Eric Singer
		Name:	Eric Singer
		Title:	Managing Member

VIEX GP, LLC

	By:	/s/ Eric Singer
		Name:	Eric Singer
		Title:	Managing Member

VIEX Special Opportunities GP II, LLC

	By:	/s/ Eric Singer
		Name:	Eric Singer
		Title:	Managing Member

VIEX Capital Advisors, LLC

	By:	/s/ Eric Singer
		Name:	Eric Singer
		Title:	Managing Member

/s/ Eric Singer
Eric Singer